INTEGRATED PAVING CONCEPTS INC.
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

LAURA WILLIAMS, ASSISTANT CONTROLLER
Direct Telephone Extension: 249 • Email: laura.williams@streetprint.com

04024803

April 23, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated April 23, 2004.

Yours very truly,

Laura Williams
Assistant Controller

llw
Enclosure

dlw 5/5

StreetPrint **INTEGRATED PAVING CONCEPTS INC.**

NEWS RELEASE

Integrated Paving Concepts Inc. Announces Normal Course Issuer Bid

VANCOUVER, British Columbia (April 23, 2004) - Integrated Paving Concepts Inc. ("IPC") announced today that it has received Toronto Stock Exchange approval of a Notice of Intention to commence a Normal Course Issuer Bid through the facilities of the TSX. The Normal Course Issuer Bid will permit IPC to repurchase for cancellation up to 325,000, or 4.6%, of its Common Shares. As of April 23, 2004 IPC had 7,045,509 issued and outstanding Common Shares.

Under the current Normal Course Issuer Bid that expires April 23rd, 2004, the Company acquired and cancelled 52,600 common shares.

The bid will commence on April 26, 2004 and run until the earlier of the date on which purchases under the bid have been completed and April 25, 2005.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release can be obtained by calling Janice Stasiuk, Chief Financial Officer, Corporate Secretary at (604) 574-7510 ext 227 or email Janice.Stasiuk@streetprint.com. For information on our products, visit our website: www.streetprint.com

Integrated Paving Concepts Inc.
Janice Stasiuk, CA
Chief Financial Officer and Corporate Secretary

StreetPrint
PAVEMENT TEXTURING

INTEGRATED PAVING CONCEPTS INC.
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

LAURA WILLIAMS, ASSISTANT CONTROLLER
Direct Telephone Extension: 249 • Email: laura.williams@streetprint.com

April 26, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated April 22, 2004.

Yours very truly;

Laura Williams
Assistant Controller

llw
Enclosure

StreetPrint **INTEGRATED PAVING CONCEPTS INC.**

NEWS RELEASE

VANCOUVER, British Columbia (April 22, 2004) - Integrated Paving Concepts Inc. ("IPC") announces results from Annual General Meeting held today.

At the Annual General Meeting of Integrated Paving Concepts Inc. held April 22, 2004 the following matters were voted on and carried:

i. The approval of the minutes of last year's Annual General Meeting
ii. KPMG LLP were appointed as auditors of the Company
iii. John C. Simmons, Terry M. Holland, James D. Meekison, Govi V. Rao and Clark G. Quintin were elected for one-year terms as Directors of the Company
iv. A resolution approving the Executive Loan Plan. The full text of the resolution is contained in the Company's information circular. The resolution was approved by 99% of the 3,769,259 shares voted.

The following Board of Director changes were made:

James D. Meekison appointed as Director

Jim Meekison, Chairman of Trimin Capital and its predecessor for the past fourteen years, brings a wealth of experience and a considerable track record in advising publicly listed and private companies. Jim spent several years in investment banking prior to becoming president and later chairman of Cablecasting Limited, a major television company that he co-founded in 1969. In addition, he serves as director of several companies and not-for-profit organizations.

Jim graduated from the University of British Columbia, and later received an MBA from Harvard University.

James A. Ritchie resigns as Director

Effective immediately, Jim Ritchie has resigned from his position as Director of the Company. Jim has served on the Board since 1998, and has made many contributions.

Commenting on the changes, Clark Quintin, President and Chief Executive Officer, stated: "While we will miss the commitment and contribution of Jim Ritchie, we are pleased to be welcoming Jim Meekison to our Board."

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release can be obtained by calling Janice Stasiuk, Chief Financial Officer, Corporate Secretary at (604) 574-7510 ext 227 or email Janice.Stasiuk@streetprint.com. For information on our products, visit our website: www.streetprint.com

Integrated Paving Concepts Inc.
Janice Stasiuk, CA
Chief Financial Officer and Corporate Secretary